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                          June 2, 2022

       Kai Strohbecke
       Chief Financial Officer
       Maxeon Solar Technologies, Ltd.
       8 Marina Boulevard #05-02
       Marina Bay Financial Centre
       018981, Singapore

                                                        Re: Maxeon Solar
Technologies, Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed May 27, 2022
                                                            File No. 333-265253

       Dear Mr. Strohbecke:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Evan
Ewing at 202-551-5920 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing